Exhibit 99.1

ELBIT IMAGING LTD. APPOINTS ITS CHIEF FINANCIAL OFFICER, DORON MOSHE, AS ACTING CEO

Tel Aviv, Israel, April 2, 2015, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today, the appointment of its Chief Financial Officer (CFO), Mr. Doron Moshe, as the Company's Acting CEO. Mr. Moshe will replace Mr. Ron Hadassi which will continue to serve as the Company's Chairman of the Board.

Mr. Moshe serves as the Company's CFO since 2010 and will continue to serve as the Company's CFO in addition and in parallel to his role as Acting CEO.

This appointment is effective as of April 1, 2015.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: We operate primarily in the following principal fields of business: (i) Commercial Centers - Initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through Plaza Centers N.V. ("PC"), of which we own approximately 44.9% of its share capital. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management primarily in major European cities;  (iii) Medical Industries - through our investee entities we are dealing with (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (vi) Residential Projects - Initiation, construction and sale of residential units or plots designated for residential, located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “would,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Ron Hadassi
Executive Chairman
Tel: +972-3-608-6048
ron@elbitimaging.com